WEI ACQUISITION CO.
                     19701 Hamilton Avenue
                  Torrance, California 90502-1334


Cerberus Partners, L.P., as Agent
950 Third Avenue
New York, New York 10022

Attention: Robert Davenport
                                                 January 31, 1997

Dear Mr. Davenport:

          Reference is made to (i) that certain letter agreement dated as of October 14, 1996 (the "Interim Management Agreement") between Alvarez & Marsal, Inc. ("A&M") and Cerberus Partners, L.P., as the agent (the "Agent") under that certain Credit Agreement dated as of June 11, 1992 among the Agent, the other lenders party thereto (collectively, the "Senior Lenders") and Wherehouse Entertainment, Inc., as the borrower (the "Credit Agreement") and (ii) that certain Management Services Agreement dated as of the date hereof among WEI Acquisition Co. (the "Company"), A&M, Antonio C. Alvarez, A&M Investment Associates #3 LLC, the Agent and certain other employees of A&M (the "Management Services Agreement"). Capitalized terms used herein without definition shall have the meanings given thereto in the Management Services Agreement.

          The Company hereby agrees that on the Effective Date or promptly thereafter, the Company shall reimburse the Agent for the benefit of the Senior Lenders all amounts paid by or on behalf of the Senior Lenders in connection with forming and organizing WEI Acquisition Co. and retaining A&M for A&M's services under the Interim Management Agreement, including, without limitation, all amounts paid in respect of the monthly fees of A&M and the reimbursement of out-of-pocket expenses of A&M, and the fees and expenses of outside counsel to the Senior Lenders.

                              Very truly yours,

                              WEI ACQUISITION CO.

                                 /s/ Henry Del Castillo
                              By:_______________________
                                 Name: Henry Del Castillo
                                 Title: CFO

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